UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

It was previously announced that on January 27, 2025, VS Media Pte Limited (“VS Media SG”), a wholly-owned subsidiary of VS MEDIA Holdings Limited (the “Company”), entered in a Share Purchase Agreement with Mr. Sun Meng (the “Seller”), pursuant to which the Seller agreed to sell to VS Media SG, and VS Media SG agreed to purchase from the Seller, 21% of the entire issued share capital of S T Meng Pte Ltd., a limited liability company incorporated in Republic of Singapore. The Acquisition closed on February 21, 2025. At closing, the Company acquired 21% of the issued and outstanding equity of S T Meng Pte Ltd. The aggregate purchase price for the share purchase acquisition was approximately $1.88 million, in consideration for which VS Media SG procured the allotment or transfer of 1,500,000 Class A Ordinary Shares of the Company to the Seller and/or his designees.

S T Meng Pte Ltd Overview

S T MENG PTE. LTD is a private company incorporated in the Republic of Singapore. Founded in 2019, it is an international trading company dedicated to providing global customers with high-quality consumer products and daily necessities like vegetables, construction materials, and home decorations.

The company has successfully provided products to more than 300 corporate customers, mainly in Southeast Asian markets such as Singapore, Malaysia, Indonesia, and Hong Kong.

With the acquisition, VS MEDIA Holdings Limited can further expand its Social eCommerce business to the Southeast Asia market and increase its product sourcing capability with a higher margin.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached incorporated by reference to Exhibit 10.1 to the Company’s Current Report filed on Form 6-K on January 27, 2025.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transaction discussed hereunder, and comments by the management about the benefits of these transactions. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer